                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule
                 13a-16 or 15d-16 of the Securities Exchange Act
                                     of 1933

                          For the month of January 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]     Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]            No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: January 31, 2005              By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       -----------------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title:    Vice President of Finance

(BANCOLOMBIA LOGO)                                                         CIB
                                                                          LISTED
                                                                           NYSE

                               COMBINATION PROCESS
                       BANCOLOMBIA, CONAVI AND CORFINSURA

       DETERMINATION OF THE SUITABILITY AND INDEPENDENCE OF BNP PARIBAS S.A.

MEDELLIN, COLOMBIA. JANUARY 31, 2005

      The Superintendency of Banking has determined BNP PARIBAS S.A. is a suitable and independent firm to undertake, in accordance with article 62 of the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended), the technical study that will determine the value of CONAVI BANCO COMERCIAL Y DE AHORROS S.A., CORFINSURA S.A. and BANCOLOMBIA S.A. and the corresponding exchange ratio in the combination of such entities.

                     FIRM THAT WILL RENDER FAIRNESS OPINION

BANCOLOMBIA has engaged CREDIT SUISSE FIRST BOSTON LLC, as financial advisor, to evaluate the financial terms of the transaction and provide a Fairness Opinion on such terms.

If BANCOLOMBIA does decide to combine with CONAVI and CORFINSURA, it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero,
(574) 510 8866. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.

--------------------------------------------------------------------------------
CONTACTS
JAIME A. VELASQUEZ      MAURICIO BOTERO        FAX: (574) 2317208
FINANCIAL VP            IR MANAGER             WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666     TEL.: (574) 5108866    INVESTORRELATIONS@BANCOLOMBIA.CO